UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of December, 2014.

Commission File Number 001-36142

Avianca Holdings S.A.

(Translation of registrant’s name into English)

Aquilino de la Guardia Calle No. 8, Panama City,

Republic of Panama

(+507) 205-600

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

AVIANCA HOLDINGS S.A.

Bogotá, December 17, 2014

In November 2014

AVIANCA HOLDINGS AND ITS SUBSIDIARIES

CARRIED MORE THAN 2.2 MILLION

PASSENGERS

•	In November 2014, Avianca Holdings and its subsidiaries carried 2,242,870 passengers, a 7.3% increase over the same period in 2013, reaching a load factor of 79.0%

In November, the subsidiary companies of Avianca Holdings S.A. (NYSE: AVH) (BVC: PFAVH) (*) transported 2,242,870 passengers, up 7.3% compared to November 2013. Capacity, measured in ASKs (available seat kilometers), increased 7.7%, while passenger traffic, measured in RPKs (revenue passenger kilometers), increased 5.7%. The load factor for the month was 79.0%.

Domestic markets in Colombia, Peru and Ecuador

In November, the subsidiary airlines of Avianca Holdings transported within these markets a total of 1,366,447 travelers, up 11.2% compared to November 2013. Capacity (ASKs) increased 14.6%, while passenger traffic (RPKs) increased 9.1%. As a result, the load factor for the month was 76.4%.

International markets

In November, the affiliated airlines of Avianca Holdings transported 876,423 passengers on international routes, up 1.9% compared to November 2013. Capacity (ASKs) increased 5.9%, while passenger traffic (RPKs) increased 4.8%. The load factor for the month was 79.7%.

Operational Statistics	Nov-14	Nov-13	Δ YOY		YTD 2014	YTD 2013	Δ YOY
Avianca Holdings (Consolidated)
PAX (K)[1]	2,243	2,090	7.3%		23,843	22,466	6.1%
ASK (mm)[2]	3,432	3,186	7.7%		37,369	35,320	5.8%
RPK (mm)[3]	2,711	2,566	5.7%		29,639	28,389	4.4%
Load Factor [4]	79.0%	80.5%	-1.5	pp	79.3%	80.4%	-1.1	pp
Domestic Market
PAX (K)[1]	1,366	1,229	11.2%		14,198	13,066	8.7%
ASK (mm)[2]	768	670	14.6%		8,029	7,381	8.8%
RPK (mm)[3]	587	538	9.1%		6,171	5,717	7.9%
Load Factor [4]	76.4%	80.3%	-3.8	pp	76.9%	77.5%	-0.6	pp
International Market
PAX (K)[1]	876	860	1.9%		9,644	9,400	2.6%
ASK (mm)[2]	2,664	2,515	5.9%		29,340	27,939	5.0%
RPK (mm)[3]	2,124	2,028	4.8%		23,468	22,672	3.5%
Load Factor [4]	79.7%	80.6%	-0.9	pp	80.0%	81.1%	-1.2	pp

[1]	Pax: Passengers carried
[2]	ASKs: Available Seat Kilometers
[3]	RPKs: Revenue Passenger Kilometers
[4]	Load Factor: Represents utilized seating capacity

The terms “Avianca Holdings” or “the Company” refer to the consolidated entity.

The original source-language text of this announcement is the official, authoritative version. Translations are provided as an accommodation only, and should be cross-referenced with the source-language text, which is the only version of the text intended to have legal effect.

*About Avianca Holdings S.A. Avianca Holdings S.A. (NYSE: AVH) (BVC:PFAVH) comprises the airlines: Aerovías del Continente Americano S.A. Avianca (Avianca),Tampa Cargo SA, incorporated in Colombia, Aerolineas Galapagos SA Aerogal, incorporated in Ecuador, and the TACA Group companies: TACA International Airlines SA, incorporated in El Salvador, Lineas Aereas Costarricenses SA, LACSA, incorporated in Costa Rica, Transamérican Airlines SA TACA Perú, incorporated in Perú, Servicios Aéreos Nacionales SA, SANSA, incorporated in Costa Rica, Aerotaxis La Costeña SA, incorporated in Nicaragua and Isleña de Inversiones SA de CV ISLEÑA, incorporated in Honduras.

Investor Relations Officer

Andres Felipe Ruiz

+571 587 77 00 Ext. 2474

Andres.ruiz@avianca.com

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 17, 2014

AVIANCA HOLDINGS S.A.

By:	/s/ Elisa Murgas
	Name:	Elisa Murgas
	Title:	General Secretary, Vice-President of Legal Affairs